Filed by Duncan Energy Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Duncan Energy Partners L.P.
Commission File No.: 001-33266
Duncan Energy Partners L.P. (the “Partnership”) is filing an investor communication that discloses a variety of financial, operating and general information regarding the Partnership. In addition, this material contains references to the proposed merger of the Partnership with a subsidiary of Enterprise Products Partners L.P. The communication will be posted on our website, www.deplp.com.
2010 LETTER TO INVESTORS 2010 LETTER TO INVESTORS

ARMSTRONGSHOUPWILSONMONT BELVIEUBIG THICKETNAPOLEONVILLEHAYNESVILLE EXTENSION SYSTEM MAP PARTNERSHIP PROFILE LEGEND Duncan Energy Partners L.P. (NYSE: DEP) is a publicly traded partnership that provides midstream energy services, including gathering, transportation, marketing and storage of natural gas; NGL fractionation (or separation), transportation and storage and petrochemical transportation and storage. Duncan Energy Partners owns interests in assets located primarily in Texas and Louisiana and is managed by its general partner, DEP Holdings, LLC, which is an indirect wholly owned subsidiary of Enterprise Products Partners L.P. PORTFOLIO OF ASSETS — Approximately 9,400 miles of natural gas pipelines — Approximately 1,770 miles of NGL and petrochemical pipelines — 2 NGL fractionation facilities with 97,000 barrels per day (“BPD”) of capacity — 8.1 Bcf of leased natural gas storage capacity — 34 underground salt dome caverns with approximately 100 million barrels (“MMBbls”) of NGL and refined and petrochemical products storage capacity — Approximately 17 MMBbls of leased NGL storage capacity

1 LETTER TO INVESTORS In 2010, Duncan Energy Partners L.P. (“DEP” or the “Partnership”) set new records for operating and financial performance. Higher pipeline volumes and reservation fees from our natural gas and natural gas liquids (“NGL”) pipelines and storage businesses resulted in record distributable cash flow of $134.4 million, a 2.7 percent increase over 2009. DEP increased its cash distributions declared with respect to 2010 by 3.1 percent to $1.805 per unit compared to $1.75 per unit for 2009. The distribution with respect to the fourth quarter of 2010 marked DEP’s ninth consecutive quarterly increase in its cash distribution rate paid to partners. Distributable cash flow for 2010 provided a solid 1.3 times coverage of the cash distributions paid for the year. DEP retained approximately $30 million of distributable cash flow in 2010 to fund growth capital projects. OUTLOOK FOR 2011 DEP’s largest growth project is the 270-mile Haynesville Extension of the Acadian Gas intrastate natural gas pipeline system, which currently is under construction and expected to begin commercial operations in September 2011. DEP owns 66 percent of the Acadian Gas System while Enterprise Products Operating LLC, a wholly owned subsidiary of Enterprise Products Partners L.P. (“Enterprise”), owns the remaining 34 percent. The Haynesville Extension will have the capacity to transport up to 1.8 billion cubic feet per day of natural gas production from the Haynesville / Bossier Shale area of Northwest Louisiana to 10 interstate and intrastate pipelines, as well as end-use markets in South Louisiana. 1

2 Industry sources estimate the Haynesville / Bossier Shale play could become the fourth-largest natural gas field in the world, covering approximately 3 million acres with 250 trillion cubic feet of recoverable reserves. Natural gas production from the Haynesville / Bossier Shale area of northern Louisiana is expected to grow rapidly over the next several years. The Haynesville Extension project is supported by 10-year agreements with seven producers. Construction of the pipeline is proceeding on time and under budget. We currently estimate that total capital costs for this project could be as much as 10 percent less than the budgeted amount of $1.56 billion. In order to finance our share of the Haynesville Extension project, DEP executed $1.25 billion of senior unsecured credit facilities in October 2010. In addition, borrowings under these new facilities also refinanced the Partnership’s $300 million revolving credit facility that was scheduled to mature in February 2011. We estimate DEP’s share of remaining construction costs for the Haynesville Extension to be approximately $575 million. At December 31, 2010, we had liquidity (unrestricted cash plus availability under credit facilities) of approximately $763 million. To increase distributable cash flow per unit and reduce partner equity dilution, DEP is principally using debt to fund DEP’s share of the capital costs associated with the Haynesville Extension. As a result, we expect DEP’s credit ratios will be considerably weaker in 2011 relative to the same metrics for 2010 and 2009; however, we also expect earnings from the Haynesville Extension will significantly increase DEP’s cash flow. We currently plan to use the increased cash flow to reduce debt, which would strengthen credit ratios; fund the remaining capital expenditures associated with the Haynesville Extension; and to support increases in DEP’s distribution rate. 1.002007200820092010$OPERATING MARGIN$MILLIONS$300$250$150$100$50$0$200200820092010$300$262$253 2010 $10 Billion total DCF 16.5% DCF retained1.2x LP DISTRIBUTION COVERAGEGP DISTRIBUTIONSRETAINED DCFLP DISTRIBUTIONS$7.4$1.6$1.0$ IN BILLIONS $/LP UNIT$2.00$1.75$1.50$1.25$1.002007200820092010$1.81$1.75$1.68$1.623% CAGRGROSS RETAINING DCF FOR FINANCIAL FLEXIBILITYDISTRIBUTIONS DECLAREDGROSS OPERATING MARGIN$MILLIONS$300$250$150$100$50$0$200200820092010$300$262$253 2 EPD 2010

ENTERPRISE PROPOSAL TO ACQUIRE DEP On February 22, 2011, Enterprise submitted a proposal to the Audit, Conflicts and Governance Committee of the Board of Directors of DEP’s general partner to acquire all of our outstanding publicly-held common units for consideration of 0.9545 Enterprise common units for each such outstanding DEP common unit in a transaction that would be structured as a merger between us and a wholly owned subsidiary of Enterprise. The proposed exchange ratio represented a value of $42.00 per DEP common unit, or a premium of approximately 30 percent, based on the 10-day average closing price of our common units and the closing price of Enterprise common units on February 18, 2011. A wholly owned subsidiary of Enterprise currently owns approximately 58 percent of the outstanding DEP common units. Our Audit, Conflicts and Governance Committee, along with its financial and legal advisors, are currently evaluating this proposal. If a merger is ultimately agreed upon by the Audit, Conflicts and Governance Committee and the board of our general partner, Enterprise will file a registration statement, which will include a proxy statement of DEP and other materials, with the Securities and Exchange Commission. In closing, we are pleased with DEP’s results in 2010. This performance was the result of the tireless efforts of our employees and the support of our investors, lenders and customers. Thank you for your support as we look forward to 2011. W. RANDALL FOWLER President and Chief Executive Officer

RECONCILIATION OF GAAP FINANCIAL STATEMENTS TO NON-GAAP FINANCIAL MEASURES

Total Segment Gross Operating Margin ($ in millions)	For year ended December 31, 2010	2009	2008
TOTAL SEGMENT GROSS OPERATING MARGIN	$ 299.6	$ 262.1	$ 253.0
Adjustments to reconcile total segment gross operating margin to operating income: Depreciation, amortization and accretion in operating costs and expenses [1]	(201.0)	(186.3)	(167.3)
Non-cash impairment charges included in operating costs and expenses [2]	(5.2)	(4.2)	-
Gain (loss) from asset sales and related transactions in operating costs and expenses [3]	(7.9)	0.5	0.5
General and administrative costs	(20.0)	(11.2)	(18.3)
OPERATING INCOME	65.5	60.9	67.9
Other expense, net	(12.1)	(13.8)	(11.5)
INCOME BEFORE PROVISION FOR INCOME TAXES	$ 53.4	$ 47.1	$ 56.4

Distributable Cash Flow ($ in millions)	For year ended December 31, 2010	2009
TOTAL DUNCAN ENERGY PARTNERS L.P. DISTRIBUTABLE CASH FLOW	$ 134.4	$ 130.9
Adjustments to non-GAAP distributable cash flow to derive GAAP net cash flows provided by operating activities (add or subtract as indicated by sign of number): Proceeds from asset sales and related transactions	(2.4)	(0.9)
Sustaining capital expenditures: *DEP I Midstream Businesses*	19.3	13.5
DEP II Midstream Businesses	35.3	34.7
Other sustaining capital expenditures	0.1	0.2
Noncontrolling interest share of distributable cash flow : *DEP I Midstream Businesses – Parent*	39.7	27.4
DEP II Midstream Businesses – Parent	46.1	29.8
Cash expenditures for asset abandonment activities	5.3	0.6
Net effect of changes in operating accounts	39.5	(34.9)
Other	(6.9)	0.3
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	$ 310.4	$ 201.6

[1] Amount is a component of "Depreciation, amortization and accretion" as presented on the Statements of Consolidated Cash Flow in the Annual Report on Form 10-K filed with the SEC for the year ended December 31,2010.
[2] See Note 6 of the Notes to Consolidated Financial Statements included under Item 8 of the Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2010 for additional information regarding non-cash asset impairment charges.
[3] Amount presented for the twelve months ended December 31, 2010 includes a $9.1 million loss related to the disposal of a non-strategic pipeline segment owned by Enterprise Texas.

FORWARD-LOOKING STATEMENT

This investor communication includes forward-looking statements. Except for the historical information contained herein, the matters discussed in this letter are forward-looking statements that involve certain risks and uncertainties, such as DEP's expectations regarding future results, capital expenditures, project completions, liquidity, financial market conditions and whether any proposed merger transaction between DEP and Enterprise will occur or the actual terms of any such transaction. These risks and uncertainties include, among other things, whether the proposed transactions are consummated at all or on initial terms proposed and factors discussed in DEP's filings with the U.S. Securities and Exchange Commission ("SEC"). If any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. DEP disclaims any intention or obligation to update publicly or reverse such statements, whether as a result of new information, future events or otherwise.

IMPORTANT NOTICE TO INVESTORS

This investor communication does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by Enterprise and DEP, pursuant to a registration statement filed with the SEC.

If the proposed merger between DEP and Enterprise is approved, a registration statement of Enterprise, which will include a proxy statement of DEP and other materials, will be filed with the SEC. IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERPRISE, DEP AND THE PROPOSED MERGER. If and when applicable, investors and security holders may obtain a free copy of the proxy statement / prospectus and other documents containing information about Enterprise and DEP, without charge, at the SEC's website at www.sec.gov.

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DIRECTORS AND OFFICERS OF DEP HOLDINGS LLC COMPANY INFORMATION W. RANDALL FOWLER Director, President and Chief Executive Officer A. J. “JIM” TEAGUE Executive Vice President and Chief Operating Officer WILLIAM ORDEMANN Executive Vice President BRYAN F. BULAWA Director, Senior Vice President, Chief Financial Officer and Treasurer STEPHANIE C. HILDEBRANDT Senior Vice President, Chief Legal Officer and Secretary MICHAEL J. KNESEK Senior Vice President, Principal Accounting Officer and Controller WILLIAM A. BRUCKMANN, III (1, 2) Director LARRY J. CASEY (1) Director RICHARD S. SNELL (1) Director STOCK EXCHANGE AND COMMON UNIT TRADING PRICES Duncan Energy Partners L.P. (“Duncan Energy”) common units trade on the New York Stock Exchange under the ticker symbol DEP. Duncan Energy had 57,749,158 common units outstanding at December 31, 2010. PUBLICLY TRADED PARTNERSHIP ATTRIBUTES Duncan Energy is a publicly traded limited partnership, which operates in the following ways that are different from a publicly traded stock corporation: — Unitholders own limited partnership units instead of shares of common stock and receive cash distributions rather than dividends. — A partnership generally is not a taxable entity and does not pay federal income taxes. All of the annual income, gains, losses, deductions or credits flow through the partnership to the unitholders on a per unit basis. The unitholders are required to report their allocated share of these amounts on their income tax returns whether or not any cash distributions are paid by the partnership to its unitholders. — Cash distributions paid by a partnership to a unitholder are generally not taxable, unless the amount of any cash distributed is in excess of the unitholder’s adjusted basis in their partnership interest. K-1 INFORMATION Duncan Energy provides each unitholder a Schedule K-1 tax package that includes each unitholder’s allocated share of reportable partnership items and other partnership information necessary to be reported on state and federal income tax returns. The K-1 provides required tax information for a unitholder’s ownership interest in the partnership, just as a Form 1099-DIV does for a stockholder’s ownership interest in a corporation. Information concerning the partnership’s K-1s can be obtained by calling toll free 1.866.709.8273 or through the partnership’s website. REGISTERED PUBLIC ACCOUNTING FIRM Deloitte & Touche LLP Houston, TX TRANSFER AGENT, REGISTRAR AND CASH DISTRIBUTION PAYING AGENT BNY Mellon Shareowner Services 480 Washington Blvd., 27th Floor Jersey City, NJ 07310-1900 1.800.635.9270 www.bnymellon.com/shareowner/isd ADDITIONAL INVESTOR INFORMATION Additional information about Duncan Energy, including our SEC annual report on Form 10-K, can be obtained by contacting Investor Relations by telephone at 1.866.230.0745, writing to the partnership’s mailing address or accessing the partnership’s website provided below. HEADQUARTERS Duncan Energy Partners L.P. Enterprise Plaza 1100 Louisiana Street, 10th Floor Houston, TX 77002-5227 713.381.6500 www.deplp.com Mailing Address: P.O. Box 4324 Houston, TX 77210-4324 (1) Member of ACG Committee (2) Chairman of ACG Designed by: Origin, Houston, Texas www.originaction.com

1100 Louisiana Street, 10th Floor Houston, TX 77002 www.deplp.com